Mercedes-Benz Auto Lease Trust 2020-B
Investor Report

Collection Period Ended   31-Dec-2020

Amounts in USD

Dates

Collection Period No.	4				
Collection Period (from... to)	1-Dec-2020	31-Dec-2020			
Determination Date	13-Jan-2021				
Record Date	14-Jan-2021				
Payment Date	15-Jan-2021				
Interest Period of the Class A-1 Notes (from... to)	15-Dec-2020	15-Jan-2021	Actual/360 Days	31	
Interest Period of the Class A-2, A-3 and A-4 Notes (from... 1/15/2021	15-Dec-2020	15-Jan-2021	30/360 Days	30	

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	157,000,000.00	60,327,516.76	36,420,823.44	23,906,693.32	152.271932	0.231980
Class A-2 Notes	420,000,000.00	420,000,000.00	420,000,000.00	0.00	0.000000	1.000000
Class A-3 Notes	345,000,000.00	345,000,000.00	345,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	88,120,000.00	88,120,000.00	88,120,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,010,120,000.00**	**913,447,516.76**	**889,540,823.44**	**23,906,693.32**		
Overcollateralization	171,309,810.94	186,075,195.22	186,075,195.22			
Total Securitization Value	**1,181,429,810.94**	**1,099,522,711.98**	**1,075,616,018.66**			
present value of lease payments	510,088,176.38	429,999,534.90	409,483,966.42			
present value of Base Residual Value	671,341,634.56	669,523,177.08	666,132,052.24			

	Amount	Percentage
Initial Overcollateralization Amount	171,309,810.94	14.50%
Target Overcollateralization Amount	186,075,195.22	15.75%
Current Overcollateralization Amount	186,075,195.22	15.75%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.184160%	9,566.87	0.060935	23,916,260.19	152.332867
Class A-2 Notes	0.310000%	108,500.00	0.258333	108,500.00	0.258333
Class A-3 Notes	0.400000%	115,000.00	0.333333	115,000.00	0.333333
Class A-4 Notes	0.500000%	36,716.67	0.416667	36,716.67	0.416667
Total		**269,783.54**		**$24,176,476.86**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	1,122,358,320.39	1,040,451,221.43	1,016,544,528.11

Available 2020-B Collections

Lease Payments Received	20,666,234.06
Net Sales Proceeds-early terminations (incl Defaulted Leases)	7,623,981.82
Net Sales Proceeds-scheduled terminations	3,509,148.61
Excess wear and tear included in Net Sales Proceeds	19,587.86
Excess mileage included in Net Sales Proceeds	31,500.28
Subtotal	31,799,364.49
Repurchase Payments	23,017.28
Advances made by the Servicer	0.00
Investment Earnings	731.75
Total Available Collections	**31,823,113.52**

Distribution on the Exchange Note

(1) Total Servicing Fee	916,268.93
Nonrecoverable Advances to the Servicer	0.00
(2) Exchange Note Interest Distributable Amount (0.51%)	442,191.77
(3) Exchange Note Principal Distributable Amount	23,906,693.32
(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount	0.00
(5) Remaining Funds Payable	6,557,959.50
Total Distribution	**31,823,113.52**

Available Funds ABS Notes

Total Exchange Note Payments	24,348,885.09
Reserve Account Draw Amount	0.00
Total Available Funds	**24,348,885.09**

Distributions ABS Notes

(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(2) Interest Distributable Amount Class A Notes	269,783.54
(3) Priority Principal Distribution Amount	0.00
(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(5) Regular Principal Distribution Amount	23,906,693.32
(6) Additional Servicing Fee and Transition Costs	0.00
(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
(8) Excess Collections to Certificateholders	172,408.23
Total Distribution	**24,348,885.09**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	916,268.93	916,268.93	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	269,783.54	269,783.54	0.00
thereof on Class A-1 Notes	9,566.87	9,566.87	0.00
thereof on Class A-2 Notes	108,500.00	108,500.00	0.00
thereof on Class A-3 Notes	115,000.00	115,000.00	0.00
thereof on Class A-4 Notes	36,716.67	36,716.67	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	269,783.54	269,783.54	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	23,906,693.32	23,906,693.32	0.00
Principal Distribution Amount	23,906,693.32	23,906,693.32	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	5,907,149.05
Reserve Fund Amount - Beginning Balance	5,907,149.05
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	125.08
minus Net Investment Earnings	125.08
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	5,907,149.05
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	125.08
Net Investment Earnings on the Exchange Note	
Collection Account	606.67
Investment Earnings for the Collection Period	731.75

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,181,429,810.94	28,897
Securitization Value beginning of Collection Period	1,099,522,711.98	28,233
Principal portion of lease payments	14,818,027.57	
Terminations- Early	5,745,791.13	
Terminations- Scheduled	2,445,471.86	
Repurchase Payment (excluding interest)	23,017.28	
Gross Losses	874,385.48	
Securitization Value end of Collection Period	1,075,616,018.66	27,947
Pool Factor	91.04%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	6.68%	6.67%
Weighted Average Remaining Term (months)	27.02	23.35
Weighted Average Seasoning (months)	11.38	15.07
Aggregate Base Residual Value	775,726,981.78	750,247,193.68
Cumulative Turn-in Ratio		65.22%
Proportion of base prepayment assumption realized life to date		109.36%
Actual lifetime prepayment speed		0.36%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	1,073,104,873.60	27,898	99.77%
31-60 Days Delinquent	1,827,575.78	36	0.17%
61-90 Days Delinquent	482,693.77	8	0.04%
91-120 Days Delinquent	200,875.51	5	0.02%
Total	1,075,616,018.66	27,947	100.00%

Delinquency Trigger		**4.747%**
60+ Delinquency Leases to EOP Aggregate Securitization Value		0.064%
Delinquency Trigger occurred		No

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current Amount	Number of Leases	Cumulative Amount	Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	725,820.89	19	3,572,164.09	87
Liquidation Proceeds	665,035.73		3,470,686.96	
Recoveries	40,651.39		147,161.51	
Principal Net Credit Loss / (Gain)	20,133.77		(45,684.38)	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	0.022%
Prior Collection Period	0.199 %
Second Prior Collection Period	(0.196%)
Third Prior Collection Period	(0.033%)
Four Month Average	(0.002)%

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value   (0.004)%

Average Net Credit Loss / (Gain)   (525.11)

Residual Loss	Current Amount	Number of Leases	Cumulative Amount	Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	8,339,827.58	266	29,233,644.36	859
Sales Proceeds and Other Payments Received	10,131,621.16		35,695,672.14	
Residual Loss / (Gain)	(1,791,793.58)		(6,462,027.78)	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(1.977)%
Prior Collection Period	(1.574%)
Second Prior Collection Period	(1.776%)
Third Prior Collection Period	(0.794%)
Four Month Average	(1.530)%

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value   (0.547)%

Average Residual Loss / (Gain)   (7,522.73)